Energea Global LLC
62 Clementel Dr, Durham, CT 06422
www.energea.com
(860) 316-7466

October 4, 2023

Division of Corporation Finance
U.S. Securities & Exchange Commission 100 F Street, NE
Washington, D.C. 20549

RE: Energea Portfolio 3 Africa LLC Amendment No.1 to Form 1-A Filed July 3, 2023
File No. 024-11579

To Whom It May Concern:

This is in response to the letter we received September 29, 2023, for the Amended Offering Circular submitted September 29, 2023, for Energea Portfolio 3 Africa LLC. Below, we've copied the comments from your letter and provided the Company's response to each comment.

Enclosed is the updated version of the Offering Circular in Word format which reflects the changes we have made in response to your comments as well as certain other changes and clarifications.

This letter, the Offering Circular, and the related documents have also been filed through EDGAR.

Your comment #1 - The Company's Projects, page 13

We note your responses to prior comments 15 and 16. Revise the Company's Projects section to provide comprehensive and current information with respect to all your projects. With a view to disclosure, tell us the status of the projects associated with the other offerings.

Our Response

We have updated the table to include all current projects as well clarification of specific information that can be found in the links provided in the table. It is those links that will give very specific and detailed information regarding each project.

We list the other offerings under "Other Solar Energy Funds" while discussing our Past Performance on page 13. Projects associated with those offerings are not in any way involved in this offering. Below is a listing of those other offerings.

Energea Portfolio 4 USA LLC:
Net Raised: $1,382,227.15
Projects (all located in the United States): Fresno Yosemite Airport (CA), Redwood Valley (CA), The West School (CT), Waltham (MA)

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Energea Portfolio 2 LLC:
Net Raised: $5,568,298.01
Projects (all located with Brazil): Iguatama, Pedra do Indaiá, Araxá I, Araxá II, Corumbaíba, Divinópolis II, Divinópolis III, Diamantina II, Formiga I, Aparecida do Tobado II

Your comment #2 - Price of Class A Investor Shares, page 15

We note your response to prior comment 2. The frequency of your pricing changes and the absence of a fixed price for the offering are inconsistent with Regulation A, which does not provide for at the market offerings. Please revise to provide consistent disclosure regarding the fixed price at which the shares are being offered with this filing. Eliminate the suggestion that the shares are being offered at variable prices. Note that the at-the market limitation contained in Securities Act Rule 251(d)(3)(ii) prohibits market-based formula pricing. See, e.g., Securities Act Sections C&DI No. 139.13.

Our Response

We have eliminated any suggestion of variable pricing. We note that we may change the price of the offering in the future and will qualify any change in price via a post qualification amendment or reported via a post-effective amendment.

Your comment #3 - Calculating Distributions, page 16

We note your response to prior comment 3 and reissue the comment. Please revise to further explain the numbers and calculations you use for your referenced return rates.

Our Response

The "Calculating Distributions" section has been reviewed and edited. The numbers and calculations now more-accurately describe the method we use to calculate distributions.

Your comment #4 - Use of Proceeds, page 21

We note your response to prior comment 4, and we reissue this comment. Please state the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose. In that regard, we note your revised disclosure in the narrative regarding the use of proceeds for Projects. However, the amount intended to be used for any disclosed projects is still not described. Also, describe any anticipated material changes in the use of proceeds if all of the securities being qualified in the offering statement are not sold. Please refer to the Instructions to Item 6 of Form 1-A.

Our Response

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The Company utilizes all proceeds for the purchase of future projects. We have elaborated on this statement in the Use of Proceeds section as well as referenced back to the estimated cost column of the Projects Table to highlight how the proceeds are specifically utilized.

Your comment #5 - Management Discussion - Operating Results, page 27

We note your response to comment 5. Please amend to provide an analysis of the changes in revenue, professional fees and other general and administrative expense for the periods presented. Refer to Instruction to Item 9(a)2 of the Form 1-A.

Our Response

We provided reasoning of the minor changes in revenue, professional fees and other general and administrative expenses. These changes are the result of projects that were acquired and or energized during the reporting period.

Your comment #6 - Our Management Team, page 28

Please disclose when the management changes reflected in this section took place and the principal reason(s) for the overall changes. Also include in this section a further explanation regarding the staffing and allocation of resources that you provided in your letter of response. If no one is specifically allocating a certain amount of time to the company's affairs on a regular basis, this also should be clearly stated. See prior comment 9.

Our Response

This disclosure and explanation have been added below the "Names, Positions, Etc." Table.

Your comment #7 - Interest in Management and Others in Certain Transactions, page 32

We note your response to prior comment 17 and reissue in part. Please clarify whether the Company has currently proposed any transaction in the "one circumstance" you describe in Item 13.

Our Response

We have added the following sentence to the section: "As of October 4, 2023, the Company has no current or planned transactions with related parties."

Your comment #8 - Financial Statements / Note 1 - Organization, Operations and Summary of Significant Accounting Policies, page 36
We note your response to comment 11, indicating that you rely on International Accounting Standard, IAS 36 for the impairment evaluation of your investment in solar projects; however, this accounting standard is inconsistent with the basis of presentation disclosures and audit opinion that state your

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financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Disclose how you account for your investments in solar projects and identify the applicable US GAAP accounting standard used as the basis for accounting for the investments, including evaluation for impairment. We reissue prior comment 11.

Our Response

As the Company is domiciled in the United States, it uses GAAP standards for all accounting procedures. Specifically, when evaluating the Company for impairment, we rely on ASC 360-10 subparagraphs 35-21. We have updated the Offering Circular to better clarify.

Your comment # 9 - Revenue Recognition, page 36

We note your response to comment 12. Please amend your revenue recognition policy to address each of the five steps under ASC 606 for each revenue stream. In this regard, we note that you receive payments from customers under the Solar Lease Agreements, Cell Owner Agreements and the Purchase and Sale Agreements for Environmental Commodities.

Our Response

We have updated "Our Revenue" on page 11 and "Revenue Recognition" on page 36 to include the Revenue Recognition methodology and the specifics of revenue recognized during the period.

Your comment #10 - Exhibits
We note that your Auditor's consent (Exhibit 1A-11) was signed as of March 31, 2021 by Mahoney Sabol. We also note that your Independent Auditor's Report was conducted by Whittlesey PC, and is signed as of April 28, 2023. As such, please file an auditor's consent signed by Whittlesey PC.

Our Response

We have added the 2023 Consent of Independent Auditor from Whittlesey PC to our Exhibits.

We thank you for your time and effort and look forward to hearing from you.

This letter has been signed by the following persons in the capacities and on the dates indicated. By MICHAEL SILVESTRINI
Name: Mike Silvestrini Title: Managing Partner

Date: October 4, 2023

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